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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2001

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to                              to

Commission File number 000-21561

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

MCSi, Inc.
401(k) PROFIT SHARING PLAN

B.
Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

MCSi, Inc.
4750 Hempstead Station Drive
Dayton, Ohio 45429

MCSi, Inc.
401(k) Profit Sharing Plan
Table of Contents

Index to Financial Statements
and Supplemental Schedules

Page(s)
Report of Independent Accountants	2
Financial Statements:
Statement of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000	3
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001	4
Notes to Financial Statements	5-9
Supplemental Schedules:*
Schedule of Assets Held for Investment Purposes as of December 31, 2001	Schedule I
Schedule of Reportable Transactions for the Year Ended December 31, 2001	Schedule II
Schedule of Nonexempt Transactions for the Year Ended December 31, 2001	Schedule III
*
Other schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and
Administrator of the MCSi, Inc.
401(k) Profit Sharing Plan

        In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the MCSi, Inc. 401(k) Profit Sharing Plan (the "Plan") at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Reportable Transactions, and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
May 22, 2002

MCSi, Inc.
401(k) Profit Sharing Plan
Statement of Net Assets Available for Plan Benefits

	December 31,
	2001	2000
Assets
Investments at fair market value (Note 3)	$33,354,884	$19,378,303
Contributions receivable:
Participants	309,072	248,598
Employer	570,843	630,391

Total contributions receivable	879,915	878,989

Cash	18	17

Total assets	34,234,817	20,257,309

Liabilities
Excess contributions refundable to employees	15,609	52,979

Net assets available for plan benefits	$34,219,208	$20,204,330

The accompanying notes are an integral part of these financial statements.

MCSi, Inc.
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2001
Additions
Employee contributions and rollovers	$6,450,458
Employer contributions	570,843

7,021,301

Investment loss:
Net depreciation in fair market value of investments	(2,512,394)
Interest and dividends	735,330

Total investment loss	(1,777,064)

Total sources of assets	5,244,237

Deductions
Benefit payments and withdrawals	(3,159,101)

Increase in net assets available for plan benefits	2,085,136
Asset transfers (Note 9)	11,929,742
Net assets available for plan benefits—beginning of year	20,204,330

Net assets available for plan benefits—end of year	$34,219,208

The accompanying notes are an integral part of these financial statements.

MCSi, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

1. Description of the Plan

        The following description of the MCSi, Inc. ("MCSi" or the "Company") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan eligible to all full-time employees of the Company who have six months of service and are age twenty-one or older. The Plan was established on January 1, 1987 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Investment Funds

        The Plan allows active participants to elect how their contributions will be directed among investment options offered by the Plan. As of December 31, 2001 and 2000, investment options offered by the Plan included various mutual funds and the common stock of MCSi.

Contributions and Funding

        All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions. Participants may elect to contribute up to 20% of their eligible compensation.

        Each year, the Company may elect to make a discretionary matching contribution equal to a percentage of each participant's contributions. All eligible participants must be employed on the final day of the year in order to receive any such contribution. For the year ended December 31, 2001, participant contributions were matched by a Company contribution of 47,970 shares of employer stock with a fair market value of $570,843. The 2000 employer contribution consisted of 43,854 shares of MCSi stock with a fair market value of $630,391.

        Additionally, each year, the Company may elect to make a discretionary profit sharing contribution to the participant accounts, which equals between 1%-15% of eligible employees' compensation during the Plan year. No profit sharing contribution was made during the years ended December 31, 2001 and 2000.

Vesting

        Participants are immediately vested in their contributions plus earnings thereon. Company matching contributions vest ratably over a three-year period beginning on the participant's original eligibility date.

        A participant becomes vested in his or her account (i) upon either the attainment of retirement age or the third anniversary of his or her initial participation date, whichever is later, (ii) upon satisfaction of early retirement requirements (attainment of age 55 and three years of vested service), (iii) in the event of death or disability, or (iv) upon Plan termination. Upon termination of employment, a participant is entitled to full distribution of his or her contributions and all vested

Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are used to reduce future Company contributions.

Participant Accounts

        A participant may withdraw his or her participant contributions and any earnings thereon during his or her employment in the case of hardship (as defined by the Plan). This withdrawal is subject to a 10% additional tax if the participant is under age 59 1/2. The participant may not withdraw any Company matching contribution until he or she terminates employment with the Company.

Loans

        Participants may borrow from their accounts equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the prime rate. Principal and interest are paid ratably through monthly payroll deductions.

Termination of the Plan

        It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. In the event of Plan termination, participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. The fair value of the underlying investments are based on quoted market prices.

        Gains and losses are reported under the current value method which calculates realized gains and losses as proceeds less the current value of the security sold as of the beginning of the year (or acquisition cost if acquired during the year). Unrealized gains and losses are calculated as the current value of investments held at the end of the year less their current value as of the beginning of the year (or acquisition cost if acquired during the year).

Plan Expenses

        All significant administrative expenses of the Plan for the year ended December 31, 2001 have been paid by the Company.

Payments to Participants

        The Plan records payments to participants at the time of disbursement.

Rollover Contributions and Transfers

        Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

3. Investments

        The following represents plan investments (those marked with an * represent 5% or more of the Plan's investments):

	December 31,
	2001		2000
Participant-directed:
Fidelity Equity Growth Fund	$6,023,706	*	$4,673,855	*
Fidelity Mid-Cap Fund	4,118,496	*	3,077,067	*
Fidelity Technology Fund	3,565,370	*	3,233,581	*
Firstar Treasury Fund	3,487,780	*	1,334,134	*
Dean Small Cap Fund	2,783,250	*	1,259,901	*
Dean Large Cap Fund	2,669,024	*	1,221,347	*
Conseco Fixed Income Fund	2,405,078	*	521,855
Dean International Fund	1,560,952		1,127,565	*
Other	3,720,861		1,432,560
Non participant-directed:
Employer Stock	2,369,197	*	1,072,477	*

	$32,703,714		$18,954,342

        Additionally, the Plan has participant loans receivable of $651,170 and $423,961 at December 31, 2001 and 2000, respectively.

        The performance of the Plan's investments for 2001 is summarized as follows:

Year Ended December 31, 2001
Employer Stock	$541,659
Mutual Funds	(3,054,053)

Depreciation	$(2,512,394)

4. Non Participant-Directed Investments

        Information about the net assets and the significant components of the changes in net assets relating to the investment options which are not exclusively participant-directed, and relate solely to employer stock, are as follows:

	December 31,
	2001	2000
Net assets:
Assets:
Employer Stock	$2,369,197	$1,072,477
Employer Contributions Receivable	570,843	645,166

	$2,940,040	$1,717,643

Year Ended December 31, 2001
Changes in Net Assets:
Contributions	$806,642
Net appreciation (depreciation)	541,659
Benefits paid to participants	(202,393)
Transfers from participant-directed investments	76,489

$1,222,397

5. Related Party Transactions

        Certain Plan investments are managed by Dean Investment Associates (Dean). Dean is the recordkeeper as defined by the Plan. Additionally, participants may elect to invest in the common stock of MCSi, the sponsor of the Plan.

6. Tax Status of the Plan

        The Company received its latest favorable determination letter dated March 5, 1998 from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

7. Commitments and Contingencies

        In the normal course of business the Plan is subject to claims, both asserted and unasserted. Based on information presently available at December 31, 2001, the Plan administrator and MCSi management do not believe that any of these issues would have a material effect on the Plan's financial statements.

8. Payments to Participants

        As of December 31, 2001 and 2000, there were no participant payments that were requested and approved but not paid by the Plan.

9. Assets Transfers

        In February, 2001, net assets totaling $10,784,001 and $1,145,741 from the Midwest Visual Equipment Company, Inc. 401(k) Plan and the Video Images, Inc. Profit Sharing 401(k) Plan, respectively, were transferred into the Plan. Upon transfer, these plans ceased to exist.

Schedule I

MCSi, Inc.
401(k) Profit Sharing Plan
Form 5500 Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes
December 31, 2001

Identity of Issue	Units	Units	Cost**	Fair Market Value
Firstar Treasury Money Market Fund	Mutual Fund	3,487,660	N/A	$3,487,780
Dean Balanced Fund*	Mutual Fund	85,364	N/A	911,692
Conseco Fixed Income Fund	Mutual Fund	37,187	N/A	2,405,078
Dean International Fund*	Mutual Fund	73,055	N/A	1,560,952
Dean Large Cap Fund*	Mutual Fund	34,949	N/A	2,669,024
Dean Small Cap Fund*	Mutual Fund	29,074	N/A	2,783,250
Fidelity Equity Growth Fund	Mutual Fund	23,715	N/A	6,023,706
Fidelity High Yield Fund	Mutual Fund	84,461	N/A	1,543,942
Fidelity Technology Fund	Mutual Fund	19,949	N/A	3,565,370
Fidelity Mid-Cap Fund	Mutual Fund	14,729	N/A	4,118,496
Deutsche Equity 500 Index	Mutual Fund	8,146	N/A	1,053,090
CS Warburg Pincus Capital Appreciation Fund	Mutual Fund	7,355	N/A	128,189
Davis NY Venture Fund	Mutual Fund	3,301	N/A	83,948
MCSi, Inc.*	Common Stock	100,846	$2,201,843	2,369,197
Participant Loans(A)*	Loans	—	—	651,170

				$33,354,884

(A)    Interest rates on participant loans is between 5.0% and 9.0%.

*
Party-in-interest.

**
Historical cost of participant directed investments is a non-required disclosure and is therefore not applicable.

Schedule II

MCSi, Inc.
401(k) Profit Sharing Plan
Form 5500 Schedule H, Line 4(j)—Schedule of Reportable Transactions*
For the Year Ended December 31, 2001

(a) Identity of Party Involved	(b) Description of Assets	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Assets (1)	(i) Net Gain (1)
MCSi, Inc.	Common stock	114	$1,138,210	$—	$1,138,210	$—
		266	—	380,772	—	—
*
This schedule reports those transactions purchased and/or sold during the current year that are in excess of 5% of the fair market value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Schedule III

MCSi, Inc.
401(k) Profit Sharing Plan
Form 5500 Schedule H, Line 4(a)—Schedule of Nonexempt Transactions*
For the Year Ended December 31, 2001

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price(1)	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset(1)	(i) Current value of asset(2)	(j) Net gain or (loss) on each transaction
MCSi, Inc.	Plan Sponsor	Failure to remit participant contributions on a timely basis	N/A	N/A	N/A	N/A	$59,426	$59,521	$95
MCSi, Inc.	Plan Sponsor	Failure to remit participant contributions on a timely basis	N/A	N/A	N/A	N/A	60,226	60,323	97
MCSi, Inc.	Plan Sponsor	Failure to remit participant contributions on a timely basis	N/A	N/A	N/A	N/A	125,643	125,939	296
MCSi, Inc.	Plan Sponsor	Failure to remit participant contributions on a timely basis	N/A	N/A	N/A	N/A	345,788	349,506	3,718
MCSi, Inc.	Plan Sponsor	Failure to remit participant contributions on a timely basis	N/A	N/A	N/A	N/A	334,685	335,628	943
MCSi, Inc.	Plan Sponsor	Failure to remit participant contributions on a timely basis	N/A	N/A	N/A	N/A	19,533	19,554	21
MCSi, Inc.	Plan Sponsor	Failure to remit participant contributions on a timely basis	N/A	N/A	N/A	N/A	16,342	16,368	26

SIGNATURES

        MCSI, INC. 401(k) PROFIT SHARING PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MCSi, Inc. 401(k) PROFIT SHARING PLAN By: /s/ Ira Stanley Plan Administrator July 1, 2002

QuickLinks

  (Mark One)
Table of Contents
Report of Independent Accountants
  MCSi, Inc. 401(k) Profit Sharing Plan Statement of Net Assets Available for Plan Benefits
  MCSi, Inc. 401(k) Profit Sharing Plan Statement of Changes in Net Assets Available for Plan Benefits
MCSi, Inc. 401(k) Profit Sharing Plan Notes to Financial Statements
  General
  Investment Funds
  Contributions and Funding
  Vesting
  Participant Accounts
  Loans
  Termination of the Plan
  Basis of Accounting
  Investment Valuation and Income Recognition
  Plan Expenses
  Payments to Participants
  Rollover Contributions and Transfers
  Use of Estimates
  Schedule I
  MCSi, Inc. 401(k) Profit Sharing Plan Form 5500 Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes December 31, 2001
  Schedule II
  MCSi, Inc. 401(k) Profit Sharing Plan Form 5500 Schedule H, Line 4(j)—Schedule of Reportable Transactions* For the Year Ended December 31, 2001
  Schedule III
  MCSi, Inc. 401(k) Profit Sharing Plan Form 5500 Schedule H, Line 4(a)—Schedule of Nonexempt Transactions* For the Year Ended December 31, 2001
SIGNATURES